

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2019

Jamie S. Miller
Senior Vice President and Chief Financial Officer
General Electric Company
41 Farnsworth Street
Boston, Massachusetts 02210

      Re: General Electric Company
          Form 10-K for the Fiscal Year Ended December 31, 2018
          Filed February 26, 2019
          File No. 001-00035

Dear Ms. Miller:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Electronics and Machinery